UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

Current Report

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

December 5, 2019
Date of Report (Date of earliest event reported)

AEVI GENOMIC MEDICINE, INC.
(Exact name of registrant as specified in its charter)

Delaware	1-35112	98-0217544
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

435 Devon Park Drive, Suite 715

Wayne, Pennsylvania 19087

(Address of principal executive offices, zip code)

(610) 254-4201
(Registrant’s telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of exchange on which registered
Common stock, par value $0.0001 per share	GNMX	Nasdaq Capital Market

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01.	Entry Into a Material Definitive Agreement.

Agreement and Plan of Merger

On December 5, 2019, Aevi Genomic Medicine, Inc., a Delaware corporation (“Aevi”), entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”) with Cerecor, Inc., a Delaware corporation (“Cerecor”), Genie Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Cerecor (“Merger Sub”), and Second Genie Merger Sub, LLC, a Delaware limited liability company and a wholly owned subsidiary of Cerecor (“Second Merger Sub”), pursuant to which Merger Sub shall merge with and into Aevi (the “First Merger”) and as part of the same overall transaction, Aevi shall then merge with and into the Second Merger Sub (the “Second Merger” and together with the First Merger, the “Mergers”), with the Second Merger Sub as the surviving corporation. Following closing, the combined bio-pharmaceutical company will continue to be focused on pediatric orphan diseases and will operate under the name Cerecor. Michael F. Cola will become the Chief Executive Officer and Garry Neil will become the Chief Medical Officer of the combined company.

The boards of directors of both Aevi and Cerecor have approved the proposed Mergers. The consummation of each of the Mergers is subject to customary closing conditions, including the stockholders of Aevi approving the Mergers and the Securities and Exchange Commission declaring effective the registration statement on which the shares of Cerecor common stock issued in the Mergers will be registered. The Mergers are expected to close during the first quarter of 2020.

Upon completion of the Mergers, each share of Aevi common stock that is outstanding immediately prior to the effective time of the Mergers (other than cancelled shares or dissenting shares), inclusive of common stock issued upon conversion of convertible notes issued by Aevi, will automatically be converted into the right to receive (A) the fraction of a share of Cerecor common stock equal to the exchange ratio set forth in the Merger Agreement and summarized below, (B) one contingent value right (a “CVR”), which shall represent the right to receive contingent payments upon the achievement of certain milestones (the “CVR Consideration”) as set forth in the CVR Agreement (as defined and described below), and (C) cash in lieu of fractional shares of Cerecor common stock as contemplated in the Merger Agreement. Cerecor will acquire all outstanding shares of Aevi common stock at an aggregate purchase price of $16.1 million less an amount by which Aevi’s net assets at closing are less than negative $1.3 million, but in no event will such adjustment be more than $500,000. The per share price will be based on the number of Aevi shares outstanding immediately prior to closing, including the shares of Aevi stock to be issued to The Children’s Hospital of Philadelphia upon conversion of its outstanding secured promissory note and to AstraZeneca in connection with the exercise by Aevi of its license option for MEDI2338, which is anticipated to result in an approximate per share value of $0.134, assuming the maximum net asset related adjustment, excluding any potential payment in connection with the CVRs. The purchase price will be paid in Cerecor common stock valued based on an average of the volume weighted price of Cerecor common stock 20 days prior to signing and closing.

The Merger Agreement contains customary representations and warranties of Aevi, Cerecor, Merger Sub and Second Merger Sub, and customary pre-closing covenants, including covenants requiring Aevi (i) to use reasonable best efforts to cause the consummation of the transactions contemplated by the Merger Agreement, (ii) to conduct its business in the ordinary course, and (iii) to refrain from taking certain actions without Cerecor’s consent.

The Merger Agreement also includes customary provisions prohibiting any solicitation or negotiations by Aevi of other possible acquisition transactions or any adverse change to the Aevi board of directors’ recommendation to approve the Mergers. Aevi may provide information to, and engage in, negotiations with a potential acquirer prior to obtaining stockholder approval for the Mergers if the Aevi board of directors: (a) determines in good faith after consultation that the unsolicited offer is bona fide and constitutes a superior proposal to Cerecor’s offer; (b) thereafter furnish to such potential acquirer non-public information relating to Aevi or any of its subsidiaries pursuant to an executed confidentiality and standstill agreement that contains confidentiality and standstill provisions that are no less favorable to Aevi than those contained in the confidentiality agreement between Cerecor and Aevi; (c) following receipt of and on account of a superior proposal, make a “Company Adverse Recommendation Change” (as defined in the Merger Agreement); and (d) take any action that any court of competent jurisdiction orders Aevi to take. The Aevi board of directors may also, prior to obtaining stockholder approval for the Mergers, make a Company Adverse Recommendation Change or terminate the Merger Agreement and enter into a different acquisition agreement in order to accept another takeover proposal that the Board determines in good faith is more favorable from a financial point of view to Aevi’s stockholders and is reasonably likely to be consummated.

The Merger Agreement contains customary termination rights and may be terminated by either Cerecor or Aevi at any time prior to the effective time of the Mergers if: (a) the parties mutually consent to do so; (b) the Mergers have not been consummated on or before April 30, 2020 (the “End Date”) (or, for Cerecor only, 90 business days following such date if the Form S-4 referenced below has not been declared effective as of the End Date); (c) if any governmental entity of competent jurisdiction shall have enacted, issued, promulgated, enforced, or entered any law or order making illegal, permanently enjoining, or otherwise permanently prohibiting the consummation of the Mergers or the other transactions contemplated by the Merger Agreement; or (d) the Merger Agreement has been submitted to the stockholders of Aevi for adoption at a duly convened stockholders meeting and the requisite vote shall not have been obtained at such meeting.

Cerecor may terminate the Merger Agreement if it is not then in material breach of its representations, warranties, covenants and obligations in the Merger Agreement and if: (i) a Company Adverse Recommendation Change has occurred; (ii) Aevi intentionally and materially breaches or fails to perform any of its obligations related to non-solicitation of takeover proposals and any Company Adverse Recommendation Change; or (iii) there is any breach of any representation, warranty, covenant, or agreement on the part of Aevi set forth in the Merger Agreement such that the conditions to the closing of the Mergers regarding: (A) Aevi’s representations and warranties; or (B) Aevi’s performance of Aevi’s pre-closing covenants, would not be satisfied and such breach is not capable of being cured, or is not cured, by the End Date; provided, however, that Cerecor shall give Aevi at least 30 days written notice prior to such termination. If Cerecor terminates the Merger Agreement in accordance with (i) or (ii) above, and at the time or prior to such termination Aevi has entered into another transaction with respect to a Superior Proposal, then, upon completion of such transaction, Aevi shall pay to Cerecor an amount equal to $600,000 (the “Termination Fee”).

Aevi may terminate the Merger Agreement if it is not then in material breach of the Merger Agreement and if: (i) prior to receiving stockholder approval of the Mergers, in accordance with the terms of the Merger Agreement, its board of directors approves or recommends, or Aevi executes, a definitive agreement with respect to a Superior Proposal; (ii) prior to receiving stockholder approval of the Mergers, in accordance with the terms of the Merger Agreement, the Board otherwise effects a Company Adverse Recommendation Change; or (iii) there is any breach of any representation, warranty, covenant, or agreement on the part of Cerecor, Merger Sub or Second Merger Sub set forth in the Merger Agreement such that the conditions to the closing of the Mergers regarding (A) Cerecor’s, Merger Sub’s and Second Merger Sub’s representations and warranties, or (B) Cerecor’s, Merger Sub’s and Second Merger Sub’s performance of their pre-closing covenants, would not be satisfied and such breach is not capable of being cured, or is not cured, by the End Date; provided, however, that Aevi shall give Cerecor at least 30 days written notice prior to such termination. The Termination Fee would be payable by Aevi if Aevi terminates the Merger Agreement in accordance with (i) above and Aevi has completed a transaction in connection with therewith that was the cause of the termination.

The foregoing summary of the Merger Agreement is qualified in its entirety by reference to the complete text of such document, which is filed as Exhibit 2.1 attached hereto and which is incorporated herein by reference.

Form of Voting Agreement

In connection with entering into the Merger Agreement, certain stockholders of Aevi have entered into a voting agreement with Cerecor (the “Voting Agreement”) as a condition and inducement to the willingness of Cerecor, Merger Sub and Second Merger Sub to enter into the Merger Agreement. Parties to the Voting Agreement include The Children’s Hospital of Philadelphia and certain directors and officers of Aevi. The foregoing summary of the Voting Agreement is qualified in its entirety by reference to the complete text of such document, a form of which is filed as Exhibit 10.1 attached hereto and which is incorporated herein by reference.

Form of CVR Agreement

The CVR Agreement provides the terms and conditions upon which each holder of a CVR shall be entitled to receive the CVR Consideration. The CVR Consideration is an amount up to $6,500,000 ($2,000,000 upon enrollment of first patient in a Phase II clinical trial for AEVI-002, AEVI-006 or AEVI-007 within 24 months of closing, and $4,500,000 upon NDA approval for AEVI-006 or AEVI-007 within 60 months of closing) divided by the total number of shares of Aevi common stock issued and outstanding immediately prior to the time the Mergers becomes effective. The CVR Consideration will be paid in cash or stock, at Cerecor’s sole discretion.

The foregoing summary of the CVR Agreement is qualified in its entirety by reference to the complete text of such document, a form of which is contained as an exhibit to the Merger Agreement which is filed as Exhibit 2.1 attached hereto and which is incorporated herein by reference.

Notes

In connection with the Merger Agreement, Cerecor agreed to fund certain of Aevi’s expenses related to the exercise of its option to license certain intellection property assets, as well as to fund the operating expenses of Aevi through the earlier of the termination of the Merger Agreement or the closing of the Mergers, pursuant to the terms of two promissory notes in consideration for the loans for such expenses (the “Notes”).

The foregoing summary of the Notes is qualified in its entirety by reference to the complete text of such Notes, which are filed as Exhibits 10.2 and 10.3 attached hereto and which are incorporated herein by reference.

Additional Information about the Mergers and Where to Find It

This document does not constitute an offer to sell or the solicitation of an offer to buy any securities of Aevi or Cerecor or the solicitation of any vote or approval. In connection with the proposed Mergers, Cerecor will file with the SEC a Registration Statement on Form S-4 containing a proxy statement/prospectus. The proxy statement/prospectus will contain important information about Aevi, Cerecor, the Mergers and related matters. Aevi will mail or otherwise deliver the proxy statement/prospectus to its stockholders when it becomes available. Investors and security holders of Aevi and Cerecor are urged to read carefully the proxy statement/prospectus relating to the Mergers (including any amendments or supplements thereto) in its entirety when it is available, because it will contain important information about the proposed Mergers.

Investors and security holders of Aevi and Cerecor will be able to obtain free copies of the proxy statement/prospectus for the proposed Mergers (when it is available) and other documents filed with the SEC by Aevi and Cerecor through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders of Aevi will be able to obtain free copies of the proxy statement/prospectus for the proposed Mergers (when it is available) by contacting Aevi, Attn: Mike McInaw, michael.mcinaw@aevigenomics.com. Investors and security holders of Cerecor will be able to obtain free copies of the proxy statement/prospectus for the merger by contacting Cerecor, Attn: James Harrell, jharrell@cerecor.com.

Participants in the Mergers

Aevi, Cerecor and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Aevi in respect of the transactions contemplated by the Merger Agreement between Aevi and Cerecor. Information regarding Aevi’s directors and executive officers is contained in Aevi’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018, which was filed with the SEC on March 29, 2019, and will also be available in the proxy statement/prospectus that will be filed by Cerecor with the SEC in connection with the proposed Mergers. Information regarding Cerecor’s directors and executive officers is contained in Cerecor’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018, which was filed with the SEC on March 18, 2019, and will also be available in the proxy statement/prospectus that will be filed by Cerecor with the SEC in connection with the proposed Mergers.

Cautionary Statement Regarding Forward-Looking Statements

This document contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and as that term is defined in the Private Securities Litigation Reform Act of 1995, including, but not limited to, Aevi’s and Cerecor’s expectations or predictions of future financial or business performance or conditions. Forward-looking statements are sometimes identified by their use of the terms and phrases such as “estimate,” “project,” “intend,” “forecast,” “anticipate,” “plan,” “planning, “expect,” “believe,” “will,” “will likely,” “should,” “could,” “would,” “may” or the negative of such terms and other comparable terminology. These forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time, are difficult to predict and are generally beyond the control of either company. Actual results may differ materially from current projections.

Important factors that may cause actual results to differ materially from the results discussed in the forward-looking statements or historical experience include risks and uncertainties, including the timing and completion of the Mergers, the parties’ ability to satisfy the closing conditions of the Merger Agreement, the failure by Aevi or Cerecor to secure and maintain relationships with collaborators and/or investors; risks relating to clinical trials; risks relating to the commercialization, if any, of Aevi’s or Cerecor’s proposed product candidates (such as marketing, regulatory, product liability, supply, competition, and other risks); dependence on the efforts of third parties; dependence on intellectual property; and risks that Aevi or Cerecor may lack the financial resources and access to capital to fund proposed operations. Further information on the factors and risks that could affect Aevi’s and Cerecor’s respective businesses, financial conditions and results of operations are contained in Aevi’s and Cerecor’s filings with the U.S. Securities and Exchange Commission, or SEC, which are available at www.sec.gov. The forward-looking statements represent Aevi’s and Cerecor’s estimate as of the date hereof only, and Aevi and Cerecor specifically disclaim any duty or obligation to update forward-looking statements.

Item 8.01.	Other Events.

On December 5, 2019, Aevi issued a press release announcing the execution of the Merger Agreement. The press release is attached as Exhibit 99.1 and is incorporated by reference herein.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description
2.1*	Agreement and Plan of Merger and Reorganization, dated as of December 5, 2019 among Aevi Genomic Medicine, Inc., Genie Merger Sub, Inc., Second Genie Merger Sub, LLC and Cerecor Inc. (including the Form of Contingent Value Rights Agreement)
10.1	Form of Voting Agreement of Aevi Genomic Medicine, Inc. dated December 5, 2019
10.2	Promissory Note for License Expenses, dated December 5, 2019, by and between Cerecor Inc. and Aevi Genomic Medicine, Inc.
10.3	Promissory Note for Operating Expenses, dated December 5, 2019, by and between Cerecor Inc. and Aevi Genomic Medicine, Inc.
99.1	Press Release issued by Aevi Genomic Medicine, Inc. dated December 5, 2019
*	The schedules and exhibits to the Agreement and Plan of Merger have been omitted from this filing pursuant to Item 601(b)(2) of Regulation S-K. Aevi will furnish copies of any such schedules or exhibits to the SEC upon request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

AEVI GENOMIC MEDICINE, INC.

By:	/s/ Michael F. Cola
Name: Michael F. Cola
Title: President and Chief Executive Officer

Date: December 5, 2019